Exhibit 99.1

Contact:	Andrew C. Bearden,
Jr. Executive Vice President &
Chief Financial Officer
(334) 875-1000

THE PEOPLES BANCTRUST CO., INC. ANNOUNCES

THIRD QUARTER RESULTS

SELMA, Ala.—(November 13, 2003)—The Peoples BancTrust Co., Inc. (NASDAQ Small Cap: PBTC) today reported results for its third quarter and nine months ended September 30, 2003.

“Peoples’ third quarter results reflected the continuation of the soft economy on loan demand and the effects of the low interest rate environment on margins,” stated Elam P. Holley, Jr., President and Chief Executive Officer. “Our earnings for the quarter improved over the loss posted in the third quarter of last year due to a lower provision for loan losses, growth in non-interest income and our expense control initiatives.”

Net income was $235,000, or $0.04 per diluted share, in the third quarter of 2003 compared with a net loss of $401,000, or ($0.07) per diluted share, in the third quarter of 2002.

Total interest income was $9.5 million for the third quarter of 2003, compared with $11.2 million in the third quarter of 2002. Interest and fees on loans declined 12.8% to $7.9 million compared with the third quarter of last year due to a 2.8% decrease in average loan balances and a 76 basis point reduction in loan yield compared with the third quarter of 2002. Interest and dividends on investment securities were down 30.1% to $1.4 million as the average yield declined by 176 basis points on a 10.2% increase in average investment balances.

Total interest expense was $3.0 million in the third quarter of 2003 compared with $3.5 million in the third quarter of 2002. The average annual rate of interest paid on interest bearing liabilities was 1.9% in the third quarter of 2003 compared with 2.4% for the same period in 2002. Total deposits increased 10.3% to $653,525 at the end of the third quarter of 2003, compared to the end of the third quarter of 2002.

Net interest income for the third quarter of 2003 was $6.5 million compared with $7.6 million in the third quarter of 2002. Net interest income after provision for loan losses was $4.2 million in the third quarter of 2003 compared with $3.3 million in the third quarter of 2002. Provision for loan losses in the third quarter of 2003 totaled $2.3 million compared with $4.4 million for the same period in 2002.

“Our loan loss provision for the third quarter is down significantly from last year but is higher than the amounts we recorded in the first two quarters of this year,” continued Mr. Holley. “We increased our provision for loan losses this quarter to strengthen our loan loss reserves in light of the continued soft economy. We believe our allowance for loan losses of $12.0 million, or 2.6% of loans, at September 30, 2003 provides a solid measure of protection for our stockholders.”

Non-interest income, net of securities gains, rose 11.4% to $2.4 million compared with the third quarter of 2002. The growth in non-interest income benefited from increased fee income, trust and investment fees and mortgage refinancing fees compared with last year. Net security gains increased to $403,000 compared with $121,000 in the third quarter of last year.

Non-interest expense increased 8.5% to $6.7 million compared with $6.1 million in the third quarter of 2002. Personnel expenses decreased 4.3% to $3.3 million compared with $3.5 million in the third quarter of 2002.

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Nine Month Results

For the nine months ended September 30, 2003, net income was $3.2 million, or $0.58 per diluted share, compared with $3.1 million, or $0.56 per diluted share, for the same period in 2002.

Total interest income for the nine month period was $29.2 million compared with $33.1 million in the nine month period in 2002. Total interest expense was $9.1 million in the nine months ended September 30, 2003, compared to $11.0 million for the same period in 2002.

Net interest income for the first nine months of 2003 was $20.1 million compared with $22.1 million in the first nine months of 2002. Net interest income after provision for loan losses was $15.4 million in the first nine months of 2003 compared with $16.0 million in the first nine months of 2002. Provision for loan losses in the first nine months of 2003 totaled $4.7 million compared to $6.1 million for the same period in 2002.

Non-interest income for the first nine months of 2003 rose 12.0% to $8.0 million and non-interest expense was up 0.8% to $18.8 million compared with same period in 2002.

Outlook for Fourth Quarter 2003

“We expect net interest income to be below last year’s fourth quarter due to the continuation of soft loan demand and lower margins, two major drivers for our earnings. We continue to address opportunities to grow earnings through building non-interest income sources and controlling expenses. We are preparing to open our loan production office in Shelby County, Alabama, one of the fastest growing areas in our region. We believe these efforts will be an important part in building shareholder value over time,” concluded Mr. Holley.

About Peoples BancTrust Co., Inc.

The Peoples BancTrust Co., Inc. is the parent company of The Peoples Bank and Trust Company, which has 22 offices located in nine Alabama counties (Autauga, Bibb, Butler, Dallas, Elmore, Lee, Shelby, Tallapoosa and Tuscaloosa).

Information contained in this press release, other than historical information, may be considered forward-looking in nature and is subject to various risks, uncertainties and assumptions. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those anticipated, estimated or expected. Among the key factors that may have a direct bearing on Peoples BancTrust’s operating results, performance or financial condition are competition, the demand for its products and services, the ability to expand, and numerous other factors as set forth in filings with the Securities and Exchange Commission. The Peoples BancTrust Co., Inc. is not responsible for updating the information contained in this press release beyond the publication date, or for changes made to this document by wire services or Internet services.

Earnings Summary:

(Dollars in thousands except per share amounts)

	Three Months Ended Sept. 30,		Nine Months Ended Sept. 30,
	2003	2002	2003	2002
	(Unaudited)
Total interest income	$9,461	$11,158	$29,213	$33,140
Total interest expense	2,988	3,517	9,076	11,056

Net interest income	6,473	7,641	20,137	22,084
Provision for loan losses	2,280	4,375	4,688	6,052

Net interest income after provision for loan losses	4,193	3,266	15,449	16,032
Net securities gains	403	121	970	650
Other noninterest income	2,407	2,161	7,029	6,493
Noninterest expense	6,666	6,145	18,827	18,672

Income (loss) before income taxes	337	(597)	4,621	4,503
Provision (benefit) for income taxes	102	(196)	1,387	1,360

Net income (loss)	$235	$(401)	$3,234	$3,143

Basic net income (loss) per share	$0.04	$(0.07)	$0.58	$0.57
Diluted net income (loss) per share	$0.04	$(0.07)	$0.58	$0.56

Basic weighted average number of shares outstanding	5,562,802	5,562,784	5,562,802	5,562,784
Diluted average number of shares outstanding	5,589,508	5,581,338	5,586,592	5,577,809

Balance Sheet Summary:

(Dollars in thousands except per share amounts)

	As of Sept. 30, 2003	As of Dec. 31, 2002
	(Unaudited)
Total assets	$785,792	$740,261
Loans, net of the unearned discount	464,239	499,258
Allowance for possible loan losses	(11,961)	(10,257)
Total deposits	653,525	596,972
Total borrowed funds	56,727	67,478
Stockholders’ equity	71,149	71,181
Book value per share	$12.79	$12.80